SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                              Key Technology, Inc.
 ------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                              Key Technology, Inc.
 ------------------------------------------------------------------------------
                       (Name of Filing Person, the Issuer)

         Series B Convertible Preferred Stock, Par Value $0.01 Per Share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    493143200
 ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Thomas C. Madsen
                      Chairman and Chief Executive Officer
                              Key Technology, Inc.
                                150 Avery Street
                          Walla Walla, Washington 99362
                                 (509) 529-2161
 ------------------------------------------------------------------------------
   (Name, Address And Telephone Number Of Person Authorized To Receive Notices
                 And Communications On Behalf Of Filing Persons)

                                 with a copy to:
                               Ronald L. Greenman
                                 Kurt W. Ruttum
                                 Tonkon Torp LLP
                          888 SW 5th Avenue, Suite 1600
                             Portland, Oregon 97204
                                 (503) 221-1440

                            CALCULATION OF FILING FEE
 ------------------------------------------------------------------------------
                   Transaction Valuation*      Amount of Filing Fee
                         $11,374,040.00            $2,274.81
 ------------------------------------------------------------------------------

         * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series B Convertible Preferred Stock, $0.01 par value. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

                  Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,274.81  Form or Registration Number: Schedule TO-I
Filing Party:              Issuer     Date Filed:                 April 25, 2002

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third party tender offer subject to Rule 14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [ ]      going private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         [ ] Check the box if the filing is a final amendment reporting the results of a tender offer.

         This Amendment No. 2, filed June 14, 2002, amends and supplements the Tender Offer Statement filed on Schedule TO on April 25, 2002, and Amendment No. 1 thereto, filed on May 15, 2002, in connection with the offer (the "Exchange Offer") by Key Technology, Inc., an Oregon corporation (the "Company"), to exchange one share of its Series D Convertible Preferred Stock, $0.01 par value, for each outstanding share of its Series B Convertible Preferred Stock, $0.01 par value. The Exchange Offer is being made upon the terms and subject to the conditions contained in the Offering Memorandum dated April 25, 2002 and the related Letter of Transmittal, along with the Offering Memorandum Supplement dated May 15, 2002 (the "Supplement"). Neither Section 21E of the Securities Exchange Act of 1934, as amended, nor Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995, apply to statements made in connection with the Exchange Offer.

ITEM 11. ADDITIONAL INFORMATION

         On June 14, 2002, the Company extended the Exchange Offer until 5:00 p.m., New York City time, on June 28, 2002.

         The text of a press release dated June 14, 2002, issued by the Company announcing the extension of the Exchange Offer, is filed as Exhibit (a)(1)(x) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented as follows:

          (a)(1)(i)        Cover Letter to Series B Preferred Holders.*

         (a)(1)(ii)        Offering Memorandum dated as of  April 25, 2002.*

         (a)(1)(iii)       Letter of Transmittal.*

         (a)(1)(iv)        Letter to Brokers, Dealers and other Nominees.*

         (a)(1)(v)         Form of Letter to Clients.*

         (a)(1)(vi)        Guaranteed Delivery Form.*

         (a)(1)(vii)       Offering Memorandum Supplement dated May 15, 2002.**

         (a)(1)(viii)      Cover Letter dated May 15, 2002 to Series B
                           Preferred Shareholders.**

         (a)(1)(ix) Transcript of Key's Second Quarter 2002 Earnings Conference Call held on April 25, 2002.**

         (a)(1)(x) Press Release announcing extension of the Exchange Offer issued by Key on June 14, 2002.

         (a)(2)            Not applicable.

         (a)(3)            Not applicable.

         (a)(4)            Not applicable.

         (a)(5)(i) Form of Certificate of Designation for Series D Preferred Stock.*

         (b)               Not applicable.

         (d)               Not applicable.

         (g)               Not applicable.

         (h)               Not applicable.

-----------------

* Previously filed on April 25, 2002
** Previously filed on May 15, 2002

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             By:   /s/ Thomas C. Madsen
                             ------------------------------
                             Name: Thomas C. Madsen
                             Title:   Chairman and Chief Executive Officer

Dated: June 14, 2002

                                  EXHIBIT INDEX

EXHIBIT NO.            DESCRIPTION
----------             -----------
(a)(1)(x)              Press Release announcing extension of the Exchange
                       Offer issued by Key on June 14, 2002.